Filed Pursuant to Rule 424(b)(3)
File No. 333-235356

Maximum Offering of 69,851,914 Shares
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Supplement No. 9 dated April 30, 2021
to the
Prospectus dated October 9, 2020
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This supplement contains information which amends, supplements or modifies certain information contained in the prospectus of Priority Income Fund, Inc. (the “Company”) dated October 9, 2020, as amended or supplemented (the “Common Stock Prospectus”). Capitalized terms used but not defined herein shall have the meanings given to them in the Common Stock Prospectus.

You should carefully consider the “Risk Factors” beginning on page 34 of the Common Stock Prospectus before you decide to invest in our common stock.

Extension of Offering Period

Due to the widespread impact of COVID-19 on the economy and financial markets, the Board of Directors of the Company has approved the extension of the time period to offer shares of its common stock pursuant to the Common Stock Prospectus (the "Offering Period”) until the earlier of: (i) December 31, 2022 or (ii) the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings.

As a result of the extension of the Offering Period, this supplement deletes the following sentences (the “Deleted Sentences”) in the Common Stock Prospectus:

•    The third, fourth, and fifth sentences in the seventh paragraph of the cover page.
•    The third, fourth, and fifth sentences in the sixth full paragraph on page 7.
•    The third, fourth, and fifth sentences in the first paragraph under the heading “Plan of Distribution,” beginning on page 11.
•    The third, fourth, and fifth sentences in the first paragraph under the heading “Liquidity Strategy,” on page 15.
•    The fourth, fifth, and sixth sentences in the last paragraph on page 29.
•    The fourth and fifth sentences in the last paragraph on page 45.
•    The third, fourth, and fifth sentences in the second paragraph under the heading “We are not obligated to complete a liquidity event by a specified date; therefore, it will be difficult or impossible for an investor to sell his or her shares.” on page 46.
•    The third and fourth sentences in the penultimate paragraph on page 76.
•    The sixth, seventh, and eighth sentences in the first paragraph under the heading “Plan of Distribution – General” on page 112.

•    The third, fourth, and fifth sentences in the first paragraph under the heading “Liquidity Strategy” on page 117.

The following sentences hereby replace the Deleted Sentences:

Due to the widespread impact of COVID-19 on the economy and financial markets, the Board of Directors of the Company has approved the extension of the Offering Period until the earlier of: (i) December 31, 2022 or (ii) the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings. The offering may be further extended by the Board of Directors, in its sole discretion. As of April 16, 2021, we had sold an aggregate of 32,288,188 shares of our common stock for gross proceeds of approximately $483.0 million.

In addition, the third sentence of the last paragraph on page 31 is hereby deleted and replaced with the following sentences:

This offering will be complete when we have sold the maximum number of shares offered hereby, or earlier in the event that we determine in our sole discretion to cease offering additional shares for sale to investors. Due to the widespread impact of COVID-19 on the economy and financial markets, the Board of Directors of the Company has approved the extension of the Offering Period until the earlier of: (i) December 31, 2022 or (ii) the date upon which 150,000,000 shares of our common stock have been sold in the course of our offerings, unless further extended by our Board of Directors.